Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Asset Mtge Products, 2006-RZ3
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	08/03/2006
First Distribution Date:	08/25/2006
Determination Date:	10/20/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Trustee:	The Bank Of New York Trust Co
Main Telephone:	7132162177
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40375,40376

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75156MAA3	293,488,000.00	285,385,923.87	5.40000000	3,358,910.41	1,284,236.66	4,643,147.07	0.00	0.00	0.00	282,027,013.46
A-2	75156MAB1	181,066,000.00	181,066,000.00	5.49000000	0.00	828,376.95	828,376.95	0.00	0.00	0.00	181,066,000.00
A-3	75156MAC6	47,296,000.00	47,296,000.00	5.62000000	0.00	221,502.93	221,502.93	0.00	0.00	0.00	47,296,000.00
M-1	75156MAD7	53,960,000.00	53,960,000.00	5.68000000	0.00	255,410.67	255,410.67	0.00	0.00	0.00	53,960,000.00
M-2	75156MAE5	26,980,000.00	26,980,000.00	5.71000000	0.00	128,379.83	128,379.83	0.00	0.00	0.00	26,980,000.00
M-3	75156MAF2	15,620,000.00	15,620,000.00	5.76000000	0.00	74,976.00	74,976.00	0.00	0.00	0.00	15,620,000.00
M-4	75156MAG0	13,845,000.00	13,845,000.00	5.83000000	0.00	67,263.63	67,263.63	0.00	0.00	0.00	13,845,000.00
M-5	75156MAH8	13,845,000.00	13,845,000.00	5.88000000	0.00	67,840.50	67,840.50	0.00	0.00	0.00	13,845,000.00
M-6	75156MAJ4	12,425,000.00	12,425,000.00	5.96000000	0.00	61,710.83	61,710.83	0.00	0.00	0.00	12,425,000.00
M-7	75156MAK1	12,070,000.00	12,070,000.00	6.83000000	0.00	68,698.42	68,698.42	0.00	0.00	0.00	12,070,000.00
M-8	75156MAL9	10,650,000.00	10,650,000.00	6.98000000	0.00	61,947.50	61,947.50	0.00	0.00	0.00	10,650,000.00
M-9	75156MAM7	7,100,000.00	7,100,000.00	7.83000000	0.00	46,327.50	46,327.50	0.00	0.00	0.00	7,100,000.00
SB	75156MAN5	21,656,036.84	21,655,031.62	0.00000000	0.00	1,641,830.91	1,641,830.91	0.00	0.00	0.00	21,655,031.62
R-I		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**710,001,036.84**	**701,897,955.49**		**3,358,910.41**	**4,808,502.33**	**8,167,412.74**	**0.00**	**0.00**	**0.00**	**698,539,045.08**

GMAC RFC

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75156MAA3	972.39384189	11.44479641	4.37577230	15.82056871	0.00000000	0.00000000	960.94904548
A-2	75156MAB1	1,000.00000000	0.00000000	4.57500000	4.57500000	0.00000000	0.00000000	1,000.00000000
A-3	75156MAC6	1,000.00000000	0.00000000	4.68333326	4.68333326	0.00000000	0.00000000	1,000.00000000
M-1	75156MAD7	1,000.00000000	0.00000000	4.73333340	4.73333340	0.00000000	0.00000000	1,000.00000000
M-2	75156MAE5	1,000.00000000	0.00000000	4.75833321	4.75833321	0.00000000	0.00000000	1,000.00000000
M-3	75156MAF2	1,000.00000000	0.00000000	4.80000000	4.80000000	0.00000000	0.00000000	1,000.00000000
M-4	75156MAG0	1,000.00000000	0.00000000	4.85833369	4.85833369	0.00000000	0.00000000	1,000.00000000
M-5	75156MAH8	1,000.00000000	0.00000000	4.90000000	4.90000000	0.00000000	0.00000000	1,000.00000000
M-6	75156MAJ4	1,000.00000000	0.00000000	4.96666640	4.96666640	0.00000000	0.00000000	1,000.00000000
M-7	75156MAK1	1,000.00000000	0.00000000	5.69166694	5.69166694	0.00000000	0.00000000	1,000.00000000
M-8	75156MAL9	1,000.00000000	0.00000000	5.81666667	5.81666667	0.00000000	0.00000000	1,000.00000000
M-9	75156MAM7	1,000.00000000	0.00000000	6.52500000	6.52500000	0.00000000	0.00000000	1,000.00000000
SB [1]	75156MAN5							
R-I		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	98.38563732%
Group I Factor :	98.97282069%
Group II Factor :	98.24429285%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/25/2006	10/24/2006	Actual/360	285,385,923.87	5.40000000	1,284,236.66	0.00	0.00	0.00	0.00	1,284,236.66	0.00
A-2	09/25/2006	10/24/2006	Actual/360	181,066,000.00	5.49000000	828,376.95	0.00	0.00	0.00	0.00	828,376.95	0.00
A-3	09/25/2006	10/24/2006	Actual/360	47,296,000.00	5.62000000	221,502.93	0.00	0.00	0.00	0.00	221,502.93	0.00
M-1	09/25/2006	10/24/2006	Actual/360	53,960,000.00	5.68000000	255,410.67	0.00	0.00	0.00	0.00	255,410.67	0.00
M-2	09/25/2006	10/24/2006	Actual/360	26,980,000.00	5.71000000	128,379.83	0.00	0.00	0.00	0.00	128,379.83	0.00
M-3	09/25/2006	10/24/2006	Actual/360	15,620,000.00	5.76000000	74,976.00	0.00	0.00	0.00	0.00	74,976.00	0.00
M-4	09/25/2006	10/24/2006	Actual/360	13,845,000.00	5.83000000	67,263.63	0.00	0.00	0.00	0.00	67,263.63	0.00
M-5	09/25/2006	10/24/2006	Actual/360	13,845,000.00	5.88000000	67,840.50	0.00	0.00	0.00	0.00	67,840.50	0.00
M-6	09/25/2006	10/24/2006	Actual/360	12,425,000.00	5.96000000	61,710.83	0.00	0.00	0.00	0.00	61,710.83	0.00
M-7	09/25/2006	10/24/2006	Actual/360	12,070,000.00	6.83000000	68,698.42	0.00	0.00	0.00	0.00	68,698.42	0.00
M-8	09/25/2006	10/24/2006	Actual/360	10,650,000.00	6.98000000	61,947.50	0.00	0.00	0.00	0.00	61,947.50	0.00
M-9	09/25/2006	10/24/2006	Actual/360	7,100,000.00	7.83000000	46,327.50	0.00	0.00	0.00	0.00	46,327.50	0.00
SB	09/01/2006	09/30/2006	30/360	21,655,031.62	0.00000000	0.00	0.00	0.00	0.00	1,641,830.91	1,641,830.91	0.00
Deal Totals				**701,897,955.49**		**3,166,671.42**	**0.00**	**0.00**	**0.00**	**1,641,830.91**	**4,808,502.33**	**0.00**

Current Index Rates

Index Type	Rate	Classes
CM-LIB TEL 25 - 2 BD	5.33000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-9, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	17,165.90	1,624,665.01	1,641,830.91
Deal Totals	**17,165.90**	**1,624,665.01**	**1,641,830.91**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group I	837.56	837.56	0.00	0	0.00	39,597.58	5,125.99	24,976.03	0.00	0.00	0.00
Group II	8,495.43	8,495.43	0.00	0	0.00	202,894.89	15,839.32	252,354.35	0.00	0.00	0.00
Deal Totals	**9,332.99**	**9,332.99**	**0.00**	**0**	**0.00**	**242,492.47**	**20,965.31**	**277,330.38**	**0.00**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Group I	1,049	137,750,017.68	1,043	136,762,210.52	169	42,209.85	3	234,169.19	0	0.00	1	59,856.79	1,039	136,335,078.00
Group II	3,555	572,251,019.16	3,517	565,135,744.97	450	118,283.18	17	2,559,711.39	0	0.00	0	0.00	3,500	562,203,967.08
Deal Totals	**4,604**	**710,001,036.84**	**4,560**	**701,897,955.49**	**619**	**160,493.03**	**20**	**2,793,880.58**	**0**	**0.00**	**1**	**59,856.79**	**4,539**	**698,539,045.08**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I	8.38301441	8.38346243	354.04	351.65	7.98522262	7.98542712	7.98879863	N/A	N/A
Group II	8.86028341	8.85906791	370.36	354.61	8.37824817	8.37730220	8.37824817	N/A	N/A
Deal Totals	**8.76728932**	**8.76624316**	**367.18**	**354.03**	**8.30166860**	**8.30081926**	**8.30236537**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Group-I	2.91%	3.29%			3.29%
Group-II	5.54%	6.34%			6.34%
Deal Totals	**5.04%**	**5.75%**			**5.75%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group II	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**0**	**0**	**0**	**0**	**0**
	Scheduled Balance	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RZ3

October 25, 2006

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	4,314	661,731,428.86	8	1,139,382.40	0	0.00	0	0.00	0.00	4,322	662,870,811.26
30 days	119	18,737,738.42	4	381,087.96	0	0.00	0	0.00	0.00	123	19,118,826.38
60 days	59	10,760,486.43	3	262,428.67	2	452,972.36	0	0.00	0.00	64	11,475,887.46
90 days	16	2,261,011.74	0	0.00	13	2,700,947.19	0	0.00	0.00	29	4,961,958.93
120 days	0	0.00	0	0.00	1	111,561.05	0	0.00	0.00	1	111,561.05
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**4,508**	**693,490,665.45**	**15**	**1,782,899.03**	**16**	**3,265,480.60**	**0**	**0.00**	**0.00**	**4,539**	**698,539,045.08**
Current	95.04%	94.73%	0.18%	0.16%	0.00%	0.00%	0.00%	0.00%	0.00%	95.22%	94.89%
30 days	2.62%	2.68%	0.09%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	2.71%	2.74%
60 days	1.30%	1.54%	0.07%	0.04%	0.04%	0.06%	0.00%	0.00%	0.00%	1.41%	1.64%
90 days	0.35%	0.32%	0.00%	0.00%	0.29%	0.39%	0.00%	0.00%	0.00%	0.64%	0.71%
120 days	0.00%	0.00%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.00%	0.02%	0.02%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.32%**	**99.28%**	**0.33%**	**0.26%**	**0.35%**	**0.47%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RZ3

October 25, 2006

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,014	133,143,969.84	0	0.00	0	0.00	0	0.00	0.00	1,014	133,143,969.84
30 days	13	1,678,742.17	0	0.00	0	0.00	0	0.00	0.00	13	1,678,742.17
60 days	5	643,704.74	1	50,859.81	0	0.00	0	0.00	0.00	6	694,564.55
90 days	5	551,696.87	0	0.00	1	266,104.57	0	0.00	0.00	6	817,801.44
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,037**	**136,018,113.62**	**1**	**50,859.81**	**1**	**266,104.57**	**0**	**0.00**	**0.00**	**1,039**	**136,335,078.00**

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
Current	97.59%	97.66%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	97.59%	97.66%
30 days	1.25%	1.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.25%	1.23%
60 days	0.48%	0.47%	0.10%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.58%	0.51%
90 days	0.48%	0.40%	0.00%	0.00%	0.10%	0.20%	0.00%	0.00%	0.00%	0.58%	0.60%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.81%**	**99.77%**	**0.10%**	**0.04%**	**0.10%**	**0.20%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RZ3

October 25, 2006

Group II	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,300	528,587,459.02	8	1,139,382.40	0	0.00	0	0.00	0.00	3,308	529,726,841.42
30 days	106	17,058,996.25	4	381,087.96	0	0.00	0	0.00	0.00	110	17,440,084.21
60 days	54	10,116,781.69	2	211,568.86	2	452,972.36	0	0.00	0.00	58	10,781,322.91
90 days	11	1,709,314.87	0	0.00	12	2,434,842.62	0	0.00	0.00	23	4,144,157.49
120 days	0	0.00	0	0.00	1	111,561.05	0	0.00	0.00	1	111,561.05
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	3,471	557,472,551.83	14	1,732,039.22	15	2,999,376.03	0	0.00	0.00	3,500	562,203,967.08
Current	94.29%	94.02%	0.23%	0.20%	0.00%	0.00%	0.00%	0.00%	0.00%	94.51%	94.22%
30 days	3.03%	3.03%	0.11%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	3.14%	3.10%
60 days	1.54%	1.80%	0.06%	0.04%	0.06%	0.08%	0.00%	0.00%	0.00%	1.66%	1.92%
90 days	0.31%	0.30%	0.00%	0.00%	0.34%	0.43%	0.00%	0.00%	0.00%	0.66%	0.74%
120 days	0.00%	0.00%	0.00%	0.00%	0.03%	0.02%	0.00%	0.00%	0.00%	0.03%	0.02%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.17%	99.16%	0.40%	0.31%	0.43%	0.53%	0.00%	0.00%	0.00%	100.00%	100.00%

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

GMAC RFC

Residential Asset Mtge Products, 2006-RZ3
October 25, 2006

11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
	Totals			**Totals**			**Totals**			**Totals**			**Totals**	
1 Month	123	19,118,826.38	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.71%	2.74%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	64	11,475,887.46	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	1.41%	1.64%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	29	4,961,958.93	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.64%	0.71%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	1	111,561.05	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.02%	0.02%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	2	311,498.52	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	2	311,498.52
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**2**	**311,498.52**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**2**	**311,498.52**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
	Loss Count	0	1	2	0	3
Group I	Beginning Aggregate Scheduled Balance	0.00	59,856.79	313,016.03	0.00	372,872.82
	Principal Portion of Loss	0.00	59,856.79	0.00	0.00	59,856.79
	Interest Portion of Loss	0.00	2,231.98	2,752.54	0.00	4,984.52
	Total Realized Loss	0.00	62,088.77	2,752.54	0.00	64,841.31
	Loss Count	0	0	0	0	0
Group II	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**0**	**1**	**2**	**0**	**3**
	Beginning Aggregate Scheduled Balance	**0.00**	**59,856.79**	**313,016.03**	**0.00**	**372,872.82**
	Principal Portion of Loss	**0.00**	**59,856.79**	**0.00**	**0.00**	**59,856.79**
	Interest Portion of Loss	**0.00**	**2,231.98**	**2,752.54**	**0.00**	**4,984.52**
	Total Realized Loss	**0.00**	**62,088.77**	**2,752.54**	**0.00**	**64,841.31**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	2	1	2	0	5
	Total Realized Loss	408.47	62,088.77	2,752.54	0.00	65,249.78
Group II	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**2**	**1**	**2**	**0**	**5**
	Total Realized Loss	**408.47**	**62,088.77**	**2,752.54**	**0.00**	**65,249.78**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I	Subsequent Recoveries Count	0	2
	Subsequent Recoveries	0.00	1,935.61
	Net Loss [1]	64,841.31	63,314.17
	Net Loss % [2]	0.05%	0.05%
Group II	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%
Deal Totals	**Subsequent Recoveries Count**	**0**	**2**
	Subsequent Recoveries	**0.00**	**1,935.61**
	Net Loss [1]	**64,841.31**	**63,314.17**
	Net Loss % [2]	**0.01%**	**0.01%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I	Monthly Default Rate	0.04%	0.01%			0.01 %
	Constant Default Rate	0.52%	0.18%			0.18%
Group II	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%
Deal Totals	Monthly Default Rate	**0.01%**	**0.00%**			**0.00 %**
	Constant Default Rate	**0.10%**	**0.03%**			**0.03%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Deutsche Bank	12/25/2011	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	21,655,031.62	21,655,031.62	0.00	21,655,031.62	21,655,031.62

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,856,177.74
(2)	Interest Losses	4,984.52
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Yield Maintenance/Swap Payment Amount - IN	0.00
(6)	Certificate Interest Amount	3,166,671.42
(7)	OC Reduction Amount	0.00
(8)	Excess Cashflow Prior to OC Provisions	1,684,521.80

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,684,521.80
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	59,856.79
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	To Class SB Certificates	1,624,665.01

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	513,747,923.87
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	3
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	26.93479100%
Specified Senior Enhancement Percent - Target value	53.00000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	1.10221500%
Senior Enhancement Delinquency Percentage - Target Value	8.13430700%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00919000%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

20. Comments

Comments: As of October 2, 2006, the Bank of New York became the Trustee on all transactions on which JP Morgan Chase Bank was the Trustee.

Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Asset Mortgage Products, 2006-RZ3
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	8,173,028.87
Prepayment Premium	17,165.90
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	0.00
Total Deposits	8,190,194.77

Uses of Funds	Amount
Transfer to Certificate Account	8,167,412.74
Reimbursed Advances and Expenses	1,816.72
Master Servicing Compensation	20,965.31
Derivatives Payment	0.00
Total Withdrawals	8,190,194.77

Ending Balance	0.00